China Information Technology, Inc. Appoints New Chief Financial Officer

SHENZHEN, China, Oct. 13, 2014 /PRNewswire/ -- China Information Technology, Inc. (the "Company") (Nasdaq GS: CNIT), a leading provider of cloud-based software as a service for the Chinese new media industry, today announced the appointment of Ms. Robin Yang as its Chief Financial Officer effective immediately.

Robin brings 15 years of buy-side and sell-side experience in U.S. capital markets. Previously, Robin was the Director of Research at Harbert Management Corporation, a U.S.-based hedge fund with $2 billion of assets under management, where she led the investment idea generation for its global emerging market fund. Prior to that, Robin was a senior analyst at Jayhawk Capital, where she co-managed the firm's China mutual fund and conducted bottom-up investment research for the firm's China hedge fund and private equity fund. Before that, Robin led the research coverage of the enterprise software industry at Stephens Inc., an investment bank specializing in advising small and mid cap companies in the U.S. She started her career at American Airlines as a financial analyst managing accounts payable.

Robin received a B.A. from Yantai University in 1994 and an M.B.A from University of Arkansas in 1997. She holds the Chartered Financial Analyst (CFA) designation.

"We are pleased that Robin joined as our new CFO," said Mr. Jiang Huai Lin, Chairman and CEO. "She has deep research, investment and communication experience in U.S. capital markets and hands-on experience of corporate financial management. Robin's analytical approach and broad understanding of our business will be the basis of her strength as an effective CFO. She is part of a senior leadership group across the firm that is focused on building a dynamic and fast-growing cloud-based new media franchise in China."

About China Information Technology, Inc.

Headquartered in Shenzhen, China, China Information Technology, Inc., through its subsidiaries and other consolidated entities, provides the CNIT Cloud Platform based on its proprietary Cloud-App-Terminal (CAT) model. The Company's cloud-based products include Cloud-based Education Platform (CEP), Information Distribution Platform (IDP), Elevator Internet-of-Things Platform (EIoTP), Community Service Platform (CSP), Online Ad Exchange Platform (OAEP), etc. The Company's integrated hardware, software, and cloud-based services serve a variety of customers in the fields of government, education, healthcare, financial, commercial, communication and individual consumers. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Tiffany Pan
Tel: +86 755 8370 4767
Email: ir@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com